UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MIDWEST BANC HOLDINGS, INC.
(Name of Subject Company (Issuer))
MIDWEST BANC HOLDINGS, INC.
(Name of Filing Persons (Offeror))
Outstanding Depositary Shares, Each Representing a 1/100th Fractional Interest in a Share
of Series A Noncumulative Redeemable Convertible Perpetual Preferred Stock
(Title of Class of Securities)
598251205
(CUSIP Number of Class of Securities)

JoAnn Sannasardo Lilek
Executive Vice President and Chief Financial Officer
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160
(708) 865-1053
(Name Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Daniel C. McKay II, Esq. John T. Blatchford, Esq. Jennifer Durham King, Esq. Vedder Price P.C. 222 N. LaSalle Street, Suite 2600 Chicago, Illinois 60601 (312) 609-7500	Timothy M. Sullivan, Esq. Hinshaw & Culbertson, LLP 222 N. LaSalle Street, Suite 300 Chicago, Illinois 60601 (312) 704-3000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,267,875(1)	$71	(2)

(1)	Estimated solely for the purpose of calculating the filing fee in accordance with Rules 0-11(a)(4) and 0-11(b)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on the market value of depositary shares (the “Depositary Shares”) representing fractional interests in the Series A Noncumulative Redeemable Convertible Perpetual Preferred Stock of the Offeror and assuming that 100% of the Depositary Shares are accepted for exchange.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) under the Exchange Act by multiplying the Transaction Valuation by 0.00005580. This filing fee is being offset against the registration fee previously paid in connection with the Offeror’s Registration Statement on Form S-4 filed on August 3, 2009, as amended.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: $276	Filing Party: Midwest Banc Holdings, Inc.
Form of Registration No.: Form S-4 (333-160985)	Date Filed: August 3, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Midwest Banc Holdings, Inc. (the “Company”), a Delaware corporation, on December 3, 2009, as amended and supplemented on January 8, 2010 (as so amended, the “Schedule TO”) and relates to the Company’s offer to exchange the issued and outstanding depositary shares (“Depositary Shares”), each representing a 1/100th fractional interest in a share of the Company’s Series A Noncumulative Redeemable Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”), for newly issued shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the preliminary prospectus, dated December 3, 2009 (as amended and supplemented by the prospectus supplement, dated January 8, 2010 and as further amended and supplemented from time to time, the “Prospectus”), which forms part of the Company’s Registration Statement on Form S-4 (File No. 333-160985) originally filed with the Securities and Exchange Commission on August 3, 2009 (as amended through the date hereof, the “Registration Statement”), and the related Letter of Transmittal, copies of which are filed as exhibits (a)(1)(A) and (a)(1)(B) to this Schedule TO (which, together with any amendments or supplements thereto, collectively constitutes the “Exchange Offer”).
     All information in the Prospectus, including all exhibits and annexes thereto, which was previously filed (through incorporation by reference) with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 2 in response to all items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Prospectus as amended or supplemented.
     This Schedule TO is intended to satisfy the reporting requirements of Section 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

(a)(5)(F)	Press Release, dated January 12, 2010, entitled “Midwest Banc Holdings, Inc. Announces Exchange Ratio for Exchange of Depositary Shares; Extends Expiration Date for Exchange Offer” (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed January 12, 2010).

(a)(5)(G)	Revised text of website disclosing certain information concerning the exchange offer (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed January 12, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDWEST BANC HOLDINGS, INC.
By:	/s/ JoAnn Sannasardo Lilek
	Name:	JoAnn Sannasardo Lilek
	Title:	Executive Vice President and Chief Financial Officer

Date: January 12, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Prospectus, dated December 3, 2009, including the proxy statements for the special meeting of the holders of the Series A Preferred Stock and the special meeting of the holders of the Common Stock included as annexes thereto, as amended, updated and supplemented by the prospectus supplement dated January 8, 2010 (incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-4 filed January 8, 2010).

(a)(1)(B)	Letter of Transmittal for Depositary Shares (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(C)	Letter to Brokers regarding Exchange Offer (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(D)	Notice of Withdrawal (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(E)	Broker Alert regarding Exchange Offer (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(a)(5)(A)	Press Release, dated July 28, 2009, entitled “Midwest Banc Holdings, Inc. Announces Adoption of Capital Plan” (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed July 29, 2009).

(a)(5)(B)	Press Release, dated December 3, 2009, entitled “Midwest Banc Holdings, Inc. Announces Commencement of Exchange Offer for its Outstanding Depositary Shares” (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed December 3, 2009).

(a)(5)(C)	Text of website disclosing certain indicative information concerning the exchange offer (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed December 3, 2009).

(a)(5)(D)	Written Agreement, dated December 18, 2009, by and among the Company, the Bank, the Federal Reserve Bank of Chicago and the Illinois Department of Financial and Professional Regulation, Division of Banking (incorporated by reference to the Company’s Current Report on Form 8-K filed December 24, 2009).

(a)(5)(E)	Press Release, dated January 8, 2010, entitled “Midwest Banc Holdings, Inc. Files Supplement to Exchange Offer Prospectus” (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed January 8, 2010).

Exhibit No.	Description

(a)(5)(F)	Press Release, dated January 12, 2010, entitled “Midwest Banc Holdings, Inc. Announces Exchange Ratio for Exchange of Depositary Shares; Extends Expiration Date for Exchange Offer” (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed January 12, 2010).

(a)(5)(G)	Revised text of website disclosing certain information concerning the exchange offer (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed January 12, 2010).

(b)	Not Applicable.

(d)(1)	Amended and Restated Certificate of Incorporation, as amended, of the Company (incorporated by reference to Exhibit 4.01 to the Company’s Form 10-Q for the quarter ended September 30, 2007, File No. 001-13735).

(d)(2)	Certificate of Designation for the Series A Preferred Stock (incorporated by reference to the Registrant’s Report on Form 8-K filed December 7, 2007, File No. 001-13735).

(d)(3)	Deposit Agreement, dated December 5, 2007, among the Company, Illinois Stock Transfer Company and the holders from time to time of the Depositary Receipts issued pursuant to the Deposit Agreement (incorporated by reference to the Company’s Report on Form 8-K filed December 7, 2007, File No. 001-13735).

(d)(4)	Warrant, dated December 5, 2008, issued by the Company to the United States Department of the Treasury (incorporated by reference to the Company’s Report on Form 8-K filed December 8, 2008, File No. 001-13735).

(d)(5)	Voting Trust Agreement, dated as of December 3, 2009, between the Company and Illinois Stock Transfer Company, as trustee (incorporated by reference to Exhibit 9.1 to the Registration Statement).

(g)	Broker Alert regarding Exchange Offer (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(h)	Opinion of Vedder Price P.C. (incorporated by reference to Exhibit 8.1 to the Registration Statement).

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